MegaWest Energy Corp.
Management Discussion and Analysis as of August 28, 2009
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of August 28, 2009

Management’s discussion and analysis is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2009 and 2008 and the related notes.

OVERVIEW

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp.  On February 27, 2007 the Company changed its name to MegaWest Energy Corp and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

Since December 2006 the primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.  MegaWest operates a number of unproven heavy oil properties in the United States and its activities to date have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008 due to low oil prices, the Company suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and financing.

In January 2009 the Company reduced overall staffing by 71% and corresponding salaries by 63%.  The Company retained a core staff to ensure continuity and the capacity to restart the projects in Missouri.

At April 30, 2009 MegaWest had working capital of $2,112,007, including short-term restricted cash of $96,338.

On August 28, 2009 the Company signed agreements with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) for US$2,000,000 to MP1.

•
MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

•
In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP 1, LLC will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP 1, LLC will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has agreed to pay US$75,000 of ICO Fund’s legal fees and to engage Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost not to exceed US$20,000 per month with an option for this contract to be extended.

Based on the agreements noted above, MegaWest is in the process of re-starting its Missouri projects.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The Company’s financial statements for the year ended April 30, 2009 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While the agreements with ICO Fund, Investors and MP1 provide the necessary short term working capital to restart production at the Missouri projects, there is uncertainty about the use of the going concern assumption.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

RESULTS OF OPERATIONS
Operational and Project Review

The following table summarizes the oil and gas assets by project.

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance , April 30, 2006	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Acquisitions	47,012	18,633,054	-	930,014	440,042	-	20,050,122
Additions	44,269	140,329	-	91,283	421,859	8,493	706,233
Balance, April 30, 2007	91,281	18,773,383	-	1,021,297	861,901	8,493	20,756,355
Acquisitions	-	-	9,690,527	-	-	-	9,690,527
Additions	6,491,989	2,967,078	211,008	5,169,926	2,814,489	767,081	18,421,571
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Pre-commercial oil sales, net	-	-	-	-	(740,915)	-	(740,915)
Balance, April 30, 2008	6,583,270	21,740,461	9,901,535	300,000	2,935,475	775,574	42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	$ 17,844,628	$ 3,216,405	$ 1,519,879	$ 300,000	$ 99,980	$ 1,824,210	$ 24,805,102

Missouri

At April 30, 2009 the Missouri lease holdings included a 100 percent interest in 38,119 unproved net mineral acres of leases.  MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86% success rate and completed 148 development wells.

Phase I of the Marmaton River steam drive project is a 10 acre pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well.

The wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 adjacent acres, were drilled and are awaiting tie-in.  The Marmaton Phase II wells will be tied-in and put into production concurrent with the restart of operations.

First oil sales from the project occurred in August 2008.  During fiscal 2009 the Company sold 8,812 barrels of oil for $426,567, net of royalties.  Prior to operations being suspended, the Marmaton River project was producing up to 100 barrels of oil per day, which exceeds the numerical simulation prediction for that point in time.  The simulation predicts that the field will achieve over 300 barrels of oil per day from the initial 40 producing wells and rates can be increased by bringing the additional drilled acreage into production.

Due to then-prevailing economic conditions, specifically low oil prices and significantly reduced equity and capital markets, the Company suspended steaming operations at both the Marmaton River and Grassy Creek projects in December 2008.  Subsequently, MegaWest has identified an alternate natural gas fuel supply at more advantageous prices than previously attained, which will reduce field operating costs.  Based on the agreements with ICO Fund, Investors and MP1, and related funding, MegaWest is in the process of recommencing operations at both of the Missouri projects.

The Grassy Creek steam drive project was completed on budget and on schedule.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on 19 acres.  Since Grassy Creek commenced steam injection in late October, it was not producing significant quantities of oil when steaming operations were suspended.  Early steam injection results indicate that this portion of the reservoir may respond more effectively to steam drive than Marmaton.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain target production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

The Company has not recorded an impairment charge on its Missouri costs at April 30, 2009 since these projects are the Company’s near term primary focus and management believes these projects are commercial at current and expected future oil prices.

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

As part of the acquisition of the Kentucky area, MegaWest was obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest did not complete this work program or re-negotiate the obligation, the Company was obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2009, MegaWest had spent $4.9 million of this commitment.  Pursuant to an amending agreement, the work program obligations and the penalty payment provisions were terminated.  In return, MegaWest reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid the next 24 months lease rentals.

Eight exploration wells drilled at various strategic locations on the Kentucky land in fiscal 2008 provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding the availability of project funding.

During fiscal 2009, the Company recorded an impairment charge against its costs on the Kentucky unproven property of $20,503,054.  The impairment was recorded based on the implied valuation implicit in the amending agreement and the expected lack of capital available for this project in the near term.  The remaining costs of $3,216,405 represent the Company’s estimate of the fair market value of the leases and amounts invested to date on the demonstration project.

Montana

The Montana leases include working interest in nearly 38,200 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest.

Acquisition of new 2D seismic over the Teton and Loma prospects has been completed and processed during fiscal 2009.  Interpretation of this seismic is complete, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

During fiscal 2009, the Company recorded an impairment charge against its costs of $9,928,428 on the Montana project.  The impairment was recorded as the Company has no plans in the near term to continue exploration on the lands because of the lack of capital available for this project.  The remaining costs of $1,519,879 represent the Company’s estimate of the fair market value of the oil and gas leases supported by oil and gas lease sales for the general area, plus amounts for the recently acquired 2D trade seismic on the Devils Basin leases.  The Company is now developing strategic alternatives related to these prospects, including farm-out of the identified drilling opportunities.

Texas

The Company has working interest in approximately 34,000 gross unproved net mineral acres in Edwards County, Texas.  Pursuant to a farm-in agreement the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total are 20,050 acres in which the Company has already earned a 50 percent working interest and 13,950 acres in which the Company has already earned a 25 percent working interest.

During the year ended April 30, 2008 the Company wrote-off $5,891,223 of the Texas cost pool.  The Company wrote off additional costs incurred on the Texas project in 2009.  As a result, the Company recorded $661,692 of impairment on the Texas costs during fiscal 2009.  The remaining costs represent the Company’s estimate of the fair market value of the oil and gas leases supported by oil and gas lease sales in the general area.  The Company is continuing to undertake a review of strategic alternatives related to this project.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $804,997 of oil sales, net of royalties, included in the Kansas cost pool.  The Company had drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

The Company is obligated to pay a 25% net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at April 30, 2009, no net revenue interest has been earned.

During fiscal 2009, the Company recorded an impairment charge against its costs on the Kansas unproven property of $3,166,935.  The impairment was recorded as the Company has no near-term plans to invest funds in the Kansas project because of the lack of capital available for the project and the cost of retrofitting the existing plant and converting to a natural gas fuel source.  The remaining costs of $99,980 represent the estimated salvage value of the equipment.

Other

During the second quarter of fiscal 2009 the Company acquired an additional four used steam generators.  At April 30, 2009 the Company has seven steam generators to be used at future project locations.

FINANCIAL REVIEW

MegaWest reported a net loss of $37,194,937, ($0.29) per share basic and diluted, for the year ended April 30, 2009, compared with a net loss of $17,903,023, ($0.23) per share, for the year ended April 30, 2008.  The loss for the 2009 period was mainly attributable to the impairment on oil and gas assets of $34,260,109, general and administrative expenses of $4,719,210, offset by a foreign exchange gain of $1,800,058.

General and administrative expenses for the year ended April 30, 2009 totaled $4,719,210, net of $1,544,243 capitalized to oil and gas assets.  During the year ended April 30, 2008 the Company incurred general and administrative expenses of $5,973,395, net of $1,422,233 capitalized to oil and gas assets. General and administrative expense includes stock-based compensation, salary and benefits, professional fees, investor relations, office and operations and information technology, as summarized in the table below.

	2009	2008
Stock-based compensation:
Stock options	$ 797,570	$ 1,065,860
Shares issued for services	254,614	1,200,900
Consulting warrants	-	-
Less: capitalized portion	(350,841)	(360,880)
	701,343	1,905,880

Salaries and benefits	2,947,852	2,703,669
Professional fees	502,712	720,248
Investor relations	216,142	627,091
Office and operations	1,300,594	936,734
Information technology	243,969	141,126
Less: capitalized portion	(1,193,402)	(1,061,353)
	4,017,867	4,067,515

	$ 4,719,210	$ 5,973,395

Stock–based compensation expense of $1,052,184 (2008 - $2,266,760) was recorded for the year ended April 30, 2009.  Stock-based compensation expense is comprised of $797,570 (2008 - $1,065,860) attributable to the cost associated with granting stock options to new employees and consultants, $254,614 (2008 - $394,900) attributable to the cost associated with issuing shares for consulting services and nil (2008 - $806,000) attributable to shares issued as consideration for employee bonuses.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in 2009 for employees, that are no longer with the Company.

Salary and benefit costs of $2,947,852 (2008 - $2,703,669) was recorded during the year ended April 30, 2009.  Even though the Company has reduced overall staffing by 71% in January 2009, salaries and benefits are higher than in 2008 due to the overall increase in staffing level and severances paid in January 2009.

Professional fees totaled $502,712 (2008 - $720,248) and consist of legal, audit, accounting and tax advisory fees.

Investor relation expenses of $216,142 (2008 - $627,091) for the year ended April 30, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the year.

Office and operations costs during the year ended April 30, 2009 totaled $1,300,594 (2008 - $936,734) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Information technology costs during the year ended April 30, 2009 totaled $243,969 (2008 - $141,126) and mainly consists of software license and maintenance fees.  An increase in information technology costs in 2009 is primarily due to the increased number of software licenses and maintenance costs.

The foreign exchange gain for the year ended April 30, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar decreased in value compared to the U.S. dollar during the year.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

The Company had interest income of $154,680 for the year ended April 30, 2009 compared with $712,763 for the comparable period.  The decrease in interest income for the 2009 period is related to the overall decrease in cash balances and investment interest rates compared to 2008.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Interest Income	$ 154,680	$ 712,763	$ 263,125
Net Loss (1)	$ (37,194,937.00)	$ (17,903,023.00)	$ (6,893,052.00)
Net Loss per Common Share	$ (0.29)	$ (0.23)	$ (0.31)
Total Assets	$ 27,436,357	$ 48,555,322	$ 52,532,847
Capital Stock (2)	$ 105,811,260	$ 87,060,351	$ 66,955,725
Number of Common Shares	133,244,472	95,131,666	$ 72,436,050
Weighted Average Number Shares	130,358,921	79,413,793	$ 22,102,129
Working Capital	$ 2,112,007	$ 2,499,296	$ 28,152,901
Long-Term Debt (3)	$ -	-	$ 2,928,442
Shareholders’ Equity	$ 26,299,731	$ 44,743,759	$ 48,148,521

(1)	Includes impairment charges of $34,260,109 and $5, 891,223 recorded on oil and gas assets in fiscal 2009 and 2008, respectively.
(2)	Includes share capital, warrants, contributed surplus and equity portions of convertible promissory notes and exchange shares.
(3)	Includes long-term liability portions of convertible promissory notes and exchange shares.

SUMMARY OF QUARTERLY RESULTS

	2009				2008
(000’s except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$ 3	$ 30	$ 59	$ 63	$ 42	$ 140	$ 240	$ 291
Net Loss	(1,259)	(3,498)	(31,324)	(1,114)	(8,813)	(4,481)	(2,231)	(2,378)
Net Loss per share	(0.57)	(0.03)	(0.24)	(0.01)	(0.11)	(0.06)	(0.03)	(0.03)
Total assets	$ 27,436	$ 28,886	$ 33,851	$ 63,015	$ 48,555	$ 55,674	$ 57,167	$ 49,584

Fourth Quarter

In fourth quarter of 2009 the Company’s projects remained shut-in.  Net loss of $1,259,289 is mainly attributable to general and administrative expenses of $710,612, additional impairment charges of $374,618 on Texas and Kansas properties, and stock-based compensation expense of $16,476.

In fourth quarter of 2008 the Company recorded an impairment charge on the Texas oil property of $5,891,223.  This impairment charge and the recognition of a loss on marketable securities are the primary reasons for the increased net loss and decrease of total assets in the fourth quarter of 2008.

Other

The large net loss in the second quarter of 2009 is mainly attributable to an impairment charge of $31,428,639 recorded against oil and gas properties.  The increase in net loss in the third quarter of 2009 compared to the first and fourth quarters of 2009 is mainly due to additional impairment charge of $2.4 million on the Kentucky oil and gas property.

The increased net loss in the third quarter of 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

MegaWest’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.  MegaWest incurred negative cash flow from operations of $4,105,071 in fiscal 2009.

Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects in December, 2008.  The Company also suspended all capital projects and put a hold on all discretionary spending.

The Company also implemented reductions to its administrative and operating costs.  In January 2009 the Company reduced overall staffing by 71% and corresponding salaries by 63% while retaining a core staff to ensure continuity and the capacity to restart the projects in Missouri.  In anticipation of this restart, the Company identified an alternate natural gas fuel supply at more advantageous prices than previously attained.

At April 30, 2009 MegaWest had working capital of $2,112,007, including cash of $2,033,451, of which $266,893 was restricted.

On August 28, 2009, the Company signed agreements with ICO Fund, Investors and MP1 to recapitalize the Company and enable the restart of oil production at its Missouri projects.  In addition, this agreement provides the basis for a strategic, long-term relationship between ICO Fund and the Company involving options for future financing and working interest participation.

With these agreements, MegaWest is in the process of re-starting its Missouri projects.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

Investing Activities

Cash used in investing activities was $15,881,301 for the year ended 30, 2009, and included cash capital expenditures of $15,815,046 incurred on the Company’s oil and gas properties as follows:

▪	$220,282 on the Chetopa project for operations;

▪	$9,857,787 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪	$1,773,695 in the Kentucky area for lease rentals, geological and geophysical activities;

▪	$221,980 for lease rentals and completing analysis of Texas drilling and testing results;

▪	$1,410,007 for lease acquisitions and geological and geophysical activities in Montana; and

▪	$2,331,295 for other expenditures on oil and gas and office equipment, including costs for the acquisition of four used steam generators.

Financing Activities

Cash received from financing activities was $14,967,372 for the year ended April 30, 2009, being the cash proceeds of $14,839,887 from 26,750,000 common share private placement and $127,485 cash proceeds from options and warrants exercises.

The Company did not have any debt obligations at April 30, 2009.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	August 28	April 30,	April 30,
	2009	2009	2008

Common shares outstanding	133,244,472	133,244,472	95,131,666

Stock options (1)	7,478,500	7,478,500	9,650,000
Warrants
Private placement (2)	-	-	18,682,623
Incentive (3)	-	-	12,575,000
Consulting (4)	-	-	6,000,000
Acquisition (5)	-	-	250,000
Warrants associated with Serries A preferred shares (8)	15,400,000	-	-
Unit rights (6)	-	-	562,500
Convertible promissory notes (7)	-	-	7,356,000
Serries A preferred shares (8)	31,428,571	-	-
Total potential shares (9)	187,551,543	140,722,972	150,207,789

Notes:

(1)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$1.57 per share, with expiry dates from March 15, 2011 through to March 15, 2013 and with various vesting terms.

(2)	Represented share purchase warrants issued in connection with private placement offerings. These warrants expired unexercised in fiscal 2008.

(3)	Represented warrants that entitled the holder to purchase common shares of the Company at a price of U.S.$0.10 per share until January 15, 2009. These warrants expired unexercised.

(4)
Represented warrants granted to various investor relations and other contractors.  The consulting warrants were exercisable into one common share at an exercise price of U.S. $0.50 and expired on January 5, 2009.  These warrants expired unexercised.

(5)
Represented warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant was exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.  These warrants expired unexercised.

(6)
Represented rights to buy an additional 375,000 units under the same terms as a 2007 private placement. These rights, including the underlying common share purchase warrants, expired on August 28, 2008.

(7)
Represented common shares that could have been issued from the conversion of the principal and accrued interest of the convertible promissory notes at US$0.25 per share.  On June 20, 2008 the convertible promissory notes matured and were converted into 7,412,559 common shares of the Company.

(8)
Pursuant to the agreements with ICO Fund and Investors, the Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company

(9)
Pursuant to the agreements with ICO Fund and Investors, until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Except as noted elsewhere, the Company had the following commitments and contractual obligations:

(a)	Office and Equipment Leases:

Subsequent to April 30, 2009, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

2010	$ 316,771
2011	458,766
2012	448,314
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,839,239

(b)	Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions during the years ended April 30, 2009, 2008 and 2007.  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2009, 2008 and 2007 the Company paid $13,145, $211,474 and $75,000, respectively for these services.  This contract, which expired in November 2008, has not been extended.

During the year ended April 30, 2009 Company paid $116,416 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

During the year ended April 30, 2007, the Company incurred $87,608 in general and administrative costs to entities controlled by former directors.

The acquisitions of the assets of Deerfield Energy Kansas Corp. (“Deerfield Kansas”), Deerfield, Energy LLC ("Deerfield Missouri") and Trinity Sands Energy LLC ("Trinity") were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.  As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA, that were converted into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2009 and 2008.  We prepare our annual consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in the following.

Oil and Gas Operations

MegaWest follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centers.  These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property in considered proved.  The costs related to unproved properties are not subject to depletion.  At April 30, 2009, our properties were assessed to be unproven.  Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves.

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future.  Costs which are not likely to be recovered in the future are written-off.  We assess the carrying amounts of our unproved oil and gas assets for impairment by assessing the likelihood of recovering our costs through cash flow projections of future net revenues.

Management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Our resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

•	estimates of operating costs, which vary with equipment and facility efficiency, inflation; and

•	estimates of future capital costs, which vary with inflation, equipment and facility performance.

•
Significant changes in these factors could reduce our estimates of future net revenues and accordingly could result in an impairment of our oil and gas assets.  Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded and impairment charge on its Texas property of $34,260,109 during the year ended April 30, 2009.

Fair Value of the Company’s Common Shares, Options and Warrants

MegaWest completed a number of share based transactions during the years ended April 30, 2007 and 2008.  Under Canadian GAAP, share based transactions are recorded at their fair values.  Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties.  In addition, the fair value of options and warrants granted and the incremental fair value of the extension of warrants, were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input.  To January 2008, MegaWest  used recent arm’s length transactions, specifically private placements, as indicators of fair value. Subsequently, the Company used the quoted market price of the Company’s shares.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

The determination of whether the market for our shares is active and liquid is based on significant judgments including the volatility of the share price, volume of shares traded  in relation to total shares outstanding and value of shares traded in relation to total company market capital.

On May 1, 2008 MegaWest adopted the following new accounting standards from the Canadian Institute of Chartered Accountants ("CICA"):

(i)     Financial instruments

The Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards resulted in additional disclosures in note 18 of the financial statements for the period ended April 30, 2009.

(ii)                Capital Disclosures

The Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard resulted in additional disclosures in note 19 of the consolidated financial statements for the period ended April 30, 2009.

(iii) Pending Accounting Changes

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard is not expected to have an impact on the Company’s financial statements.

In January 2009, the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  The following provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.

Fair Value

At April 30, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

RISKS AND UNCERTAINTIES

We have yet to attain profitable operations and because we need additional financing to fund our exploration activities, there is a doubt about our ability to continue as a going concern.

To date, we have acquired interests in five oil and gas properties; however, we have not established a proved commercial project on any of our properties that generates commercial revenues.  Our short -term prospects depend upon the success of our production response to our Marmaton River and Grassy Creek projects in Missouri.  For the fiscal year ended April 30, 2009, we incurred a net loss of $37,194,937 and we have an accumulated deficit of $79,511,529 to April 30, 2009.  We have not generated significant revenues nor have we realized a profit from our operations to date.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein.

In December 2008, due to then-prevailing economic conditions (low oil prices and significantly reduced equity and capital markets), and the lack of sufficient capital, the Company shut-in all of its operations, and in January 2009 reduced its staffing level by 71% and corresponding salaries by 63% and implemented reductions to its administrative and operating costs.

We require additional financing to continue as a going concern.

The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The agreements with ICO and Investors provide an option for this funding.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The oil and gas industry is highly competitive and we may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive.  We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  We may be unable to raise the necessary funds or complete any projected work.

As our Missouri, Kansas, Kentucky, Montana and Texas properties are in early stages of development, we may not be able to establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few of the prospects that are explored are ultimately developed into producing oil and/or gas wells.  To April 30, 2009, the Missouri Marmaton River and Grassy Creek projects are classified as proved nonproducing and a limited amount of proved reserves assigned to our Chetopa Kansas project.  We may not be able to establish commercial reserves on any of our projects.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our Company, any of which may have a material adverse effect on our Company.

The potential profitability of oil and gas projects is dependent upon many factors beyond our control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in our Company not receiving an adequate return on invested capital.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company.  Further, exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuance of our operations.

Oil and gas operations in United States are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from government bodies are required for drilling and production operations to be conducted; we may not receive such permits.  Furthermore oil and gas operations in the United States are also subject to federal and state laws and regulations including, but not limited to:  the construction and operation of facilities; the use of water in industrial processes; the removal of natural resources from the ground; and the discharge/release of materials into the environment.

Environmental standards imposed by federal and state authorities may be changed and such changes may have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us.  Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons.  Our current and anticipated exploration and drilling activities are subject to the aforementioned environment regulations.  When and if we establish reserves or enter into production, we will become subject to additional regulations which do not currently pertain to us or affect our current operations.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

We have oil and gas leases in respect of the real property associated with our projects, but the real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title searches.

We have oil and gas leases with respect to the real property associated with our projects and we believe our interests are valid.  These leases do not guarantee title against all possible claims.  The real property may be subject to prior unregistered agreements, or transfers which have not been recorded or detected through title research.  If the oil and gas leases to the real property associated with our projects are challenged, we may have to expend funds defending any such claims and may ultimately lose some or all of any revenues generated from the projects if we lose our interest in such leases.

Shareholders' interests in our Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value.  In the event that we are required to issue additional shares, enter into private placements to raise financing through the sale of equity securities or acquire additional oil and gas property interests in the future from the issuance of shares of our common stock to acquire such interests, the interests of existing shareholders in our Company may be diluted and existing shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If we do issue additional shares, it will cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Principal shareholders, senior management and directors have significant influence regarding share ownership.  This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company's share price.

As of August 28, 2009, our senior management, directors and greater than five percent shareholders (and their affiliates), acting together, held approximately 23 percent of the issued and outstanding shares of our Company, on a diluted basis, and have the ability to influence all matters submitted to our Company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control our Company's management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company, which in turn could have a material adverse effect on the market price of our shares.

We have never declared or paid cash dividends on our common shares and do not anticipate doing so in the foreseeable future.

Our board of directors may never declare cash dividends, which action is exclusively within our discretion. Shareholders cannot expect to receive a dividend on our common stock in the foreseeable future, if at all.

Trading of our common stock may be restricted by the Securities and Exchange Commission (SEC)'s "Penny Stock" rules which may limit a shareholder's ability to buy and sell our shares.

The SEC has adopted rules which generally define "penny stock" to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors".  The term "accredited investor" refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the share that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

The National Association of Securities Dealer (NASD) has adopted sales practice requirements which may limit a shareholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

Our articles contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our articles contain provisions that state, subject to applicable law, we must indemnify every director or officer of our Company, subject to the limitations of the Business Corporations Act (Alberta), against all losses or liabilities that our Company's directors or officers may sustain or incur in the execution of their duties.  Our Company's articles further state that no director or officer will be liable for any loss, damage or misfortune that may happen to, or be incurred by our Company in the execution of his duties if he acted honestly and in good faith with a view to the best interests of our Company.  Such limitations on liability may reduce the likelihood of litigation against our Company's officers and directors and may discourage or deter our shareholders from suing our Company's officers and directors based upon breaches of their duties to our Company, though such an action, if successful, might otherwise benefit our Company and our shareholders.

Because we have not adopted a formal conflicts of interest policy, the occurrence of one or more conflicts could have a negative impact on our ability to raise capital and/or our share price.

Some of our directors and officers serve or may serve as directors or officers of other oil and gas or mineral exploration companies or have interests in other oil and gas or mineral exploration companies or ventures.  To the extent that our Company has dealings with such companies or ventures, certain of our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such dealings.  Pursuant to the provisions of the Business Corporations Act (Alberta), our directors and senior officers must disclose material interests in any contract or transaction (or proposed contract or transaction) material to our Company.  However, our lack of a formal conflicts of interest policy may make it difficult for our Company to raise additional capital because institutional investors may be unable to invest in our Company.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.